Exhibit 99.2

2026 MEGA MATRIX INC. FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED 206534 Mega Matrix Draft Proxy Card Rev3 - Front PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet, Smartphone or Tablet - QUICK YYY EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail Your Mobile or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card . Votes submitted electronically over the Internet must be received by 11 : 59 p . m . , Singapore Time, on June 21 , 2026 ( 11 : 59 a . m . Eastern Time, on June 21 , 2026 ) . INTERNET www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting – If you plan to attend the virtual online annual general meeting, visit: https://www.cstproxy.com/megamatrix/2026 MOBILE VOTING On your Smartphone/Tablet, open the QR Reader and scan the below image. Once the voting site is displayed, enter your Control Number from the proxy card and vote your shares. MAIL – Mark, sign and date your proxy card and return it in the postage - paid envelope provided. PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS MEGA MATRIX INC. KNOW ALL MEN BY THESE PRESENTS, that the undersigned shareholder of Mega Matrix Inc . (the “Company”) hereby nominates, constitutes and appoints Yucheng Hu, the Chief Executive Officer of the Company and/or Jie Ma, the Chief Financial Officer of the Company, and each of them (with full power to act alone), true and lawful attorneys, agents and proxies, with power of substitution to each, to attend the 2026 Annual General Meeting of the Company to be held virtually on June 22 , 2026 , at 10 : 30 a . m . (Singapore local time), and any adjournments thereof, and to vote or otherwise act in respect of all the ordinary shares of the Company that the undersigned shall be entitled to vote, with all powers the undersigned would possess if personally present . THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S) . IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 THROUGH 4 . PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY . THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S) . IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 THROUGH 4 AND WILL GRANT DISCRETIONARY AUTHORITY TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF . THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU . (Continued and to be marked, dated and signed on the other side)

206534 Mega Matrix Draft Proxy Card Rev3 - Back

2026

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Shareholders of Mega Matrix Inc. to be held on June 22, 2026

To view the 2026 Proxy Statement and to Attend the Annual General Meeting, please go to: https://www.cstproxy.com/megamatrix/2026

PROXY

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 THROUGH 4.

Please mark your votes like this **X**

1. RESOLVED, as an ordinary resolution, that Messrs. Yucheng Hu and Yaman Demir, Ms. Qin Yao and Ms. Yunhao Chen each be appointed as a director to hold office in accordance with the then existing amended and restated memorandum and articles of association of the Company until the 2027 Annual General Meeting of the Company and until his or her successor is appointed and duly qualified, or until his or her earlier resignation or removal.

	FOR	AGAINST	ABSTAIN
Yucheng Hu	☐	☐	☐
Yaman Demir	☐	☐	☐
Qin Yao	☐	☐	☐
Yunhao Chen	☐	☐	☐

2. RESOLVED, as an ordinary resolution, that conditional upon the approval of the board of directors of the Company (the "**Board**") in its sole discretion, with effect as of the date the Board may determine (the "**Effective Date**"):

FOR ☐ AGAINST ☐ ABSTAIN ☐

(i) all the Company's class A ordinary shares, class B ordinary shares and class C ordinary shares of par value USD0.001, each in the authorised share capital (including all issued and any unissued shares) (collectively, the "**Shares**"), be consolidated on the basis of twenty (20) Shares into one (1) Share, or such lesser whole-share ratio as the Board of Directors may determine, provided that the ratio shall not be less than three (3) Shares into one (1) Share (the "**Share Consolidation**"), with the consolidated Shares having the same rights and being subject to the same restrictions (other than the change in par value) as the existing Shares of the relevant class under the Company's then-existing memorandum and articles of association;

(ii) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share;

(iii) any change to the Company's authorised share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(iv) any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

3. RESOLVED, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt amended and restated memorandum and articles of association (in the form set forth in Annex A to the Proxy Statement) in substitution for, and to the exclusion of, the Company's then existing memorandum and articles of association, to reflect the adjusted number of Shares in the authorized share capital of the Company and the adjusted par value of the Shares upon the effectiveness of the Share Consolidation.

FOR ☐ AGAINST ☐ ABSTAIN ☐

4. RESOLVED, as an ordinary resolution, that the appointment of Audit Alliance LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2026, be approved and ratified.

FOR ☐ AGAINST ☐ ABSTAIN ☐

The proxy holders may also conduct such other business as may properly come before the meeting or any adjournment thereof.

CONTROL NUMBER

☐

Signature____________________ **Signature, if held jointly**____________________ **Date**__________**2026.**

Note: When signing as attorney, executor, whether or not you plan to attend the Annual General Meeting, the Company requests that you please exercise your voting rights by completing and returning your Proxy Card promptly in the enclosed self-addressed stamped envelope, or to vote your shares online electronically at https://www.cstproxyvote.com.